goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

VIA EDGAR AND VIA FACSIMILE TRANSMISSION

November 21, 2006

David H. Roberts

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	CentraCore Properties Trust — Preliminary Proxy Statement on Schedule 14A filed with the Commission on October 25, 2006 (File No. 001-14031)

This letter is submitted on behalf of CentraCore Properties Trust (the “Company”) in response to a request for supplemental information received on November 20, 2006 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to (i) the Company’s preliminary Schedule 14A information filed with the Commission on October 25, 2006 (the “Proxy Statement”), (ii) the Staff’s comment letter relating to the Proxy Statement, dated November 8, 2006 and (iii) our response letter (the “Response Letter”) dated November 9, 2006. For reference purposes, the full text of the Response Letter has been appended to this letter.

Request for Supplemental Information: In the Response Letter, we explained why we believed that The GEO Group, Inc. (“GEO”) is not an affiliate of the Company within the meaning of Rule 13e-3 under the Securities Exchange Act of 1934 (the “Exchange Act”). The Staff has asked us to provide further supporting information, specifically as relates to the arrangements and understandings incident to the Company’s initial public offering in 1998 and to individuals that may have served concurrently as officers and/or directors of both the Company and GEO.

Response: As an initial matter, we note the following critical facts and circumstances relating to the historical relationship between the Company and GEO, each of which is discussed in more detail below:

•	To the Company’s knowledge, GEO has never owned any of the Company’s securities of any kind;

•	There are not, and there have never been, any officers or other employees of the Company who are or were concurrently directors, officers or employees of GEO;

•	Since September 2002 — a full four years prior to execution of the merger agreement — there have not been any members of the Company’s Board of Trustees that were also directors, officers or otherwise affiliates of GEO; and

•	As per the Company’s declaration of trust, a majority of the Company’s Board of Trustees has been independent at all times since the Company’s initial public offering in 1998.

The Response Letter sets forth numerous additional supporting facts and circumstances relating to the Company’s management and operations. As noted in the Response Letter and described in more detail in the Proxy

Statement, the merger agreement between the Company and GEO was the result of a very robust process involving many third-party bidders and the Company ultimately chose to sign a definitive agreement with GEO solely because GEO offered shareholders the highest absolute value per share.

Historical Facts and Circumstances. The Staff has stated on numerous occasions that the question of “control” for purposes of the federal securities laws is one that is best resolved by the parties involved and their counsel through investigation and evaluation of facts more readily available to them. We note the following facts and circumstances, presented chronologically, relating to the formation of the Company in February 1998, its initial public offering in April 2008 and the makeup of its Board of Trustees and executive officers from and since these dates:

•	GEO (formerly known as Wackenhut Corrections Corporation) was founded in 1984 as a division of The Wackenhut Corporation (“TWC”) to focus on the development and operation of privatized correctional and detention facilities.

•	In 1988, GEO was incorporated as a legal entity and, in 1994, its shares were sold to the public in an initial public offering. Following the offering, TWC retained a majority ownership stake in GEO and George R. Wackenhut, TWC’s chairman, and Richard R. Wackenhut, TWC’s president and chief executive officer, remained as members of GEO’s board of directors.

•	In the late ‘90s, it became apparent to TWC and to GEO that, in many ways, it was more efficient economically to separate correctional facility operations from correctional facility ownership and the possibility of forming an independent entity to provide financing to facility operators was explored.

•	In February 1998, the Company was formed as a Maryland real estate investment trust under the name Correctional Properties Trust. In April 1998, the Company effected its initial public offering.

•	The offering prospectus for the Company’s initial public offering disclosed in detail that essentially all net proceeds from the offering would be used to purchase eight correctional and detention facilities operated by GEO, and that the facilities would then be leased back to GEO. Because essentially all net proceeds of the offering were used to effect the sale-leaseback transaction with GEO, and because the Company’s revenue would depend entirely on GEO immediately following the offering, GEO served as a co-registrant in connection with the offering.

Independence. It is nevertheless important to note that since the time of the Company’s formation and subsequent initial public offering in 1998, it has always operated as a completely independent company. GEO has not subsequently served as a co-registrant with the Company in connection with any other registrations under the Securities Act of 1933, including the Company’s shelf registration statement on Form S-3 that was declared effective by the Commission in June 2002. As noted in the Response Letter, there is nothing in any of the agreements we have with GEO permitting or inviting GEO to direct or cause the direction of our management or business, nor is there in practice any such direction. We note, in this regard:

•	At the time of the Company’s formation, the sole shareholder of the Company was William F. Murphy, an independent trustee of the Company from 1998 to 2005;

•	To the Company’s knowledge, neither TWC nor GEO has ever owned any of the Company’s securities of any kind;

•	There are not, and there have never been, any voting agreements or similar arrangements giving TWC or GEO the ability to “direct or cause the direction of the management” of the Company.

•	While there have been times in the past during which individuals affiliated with TWC and GEO have served on the Company’s Board of Trustees, each as more fully discussed below, the Company’s declaration of trust provides, and has always provided, that at least a majority of the Company’s Board of Trustees must be independent, and a majority of the Company’s Board of Trustees has in fact always been independent.

•	The Company’s bylaws provide, and have always provided, that any transaction with either TWC or GEO be approved by a committee comprised of the Company’s independent trustees. Each transaction the Company has entered into with GEO since inception – including the merger agreement to which the Proxy Statement relates – has been approved by the independent committee of the Company’s Board of Trustees.

•	There are not, and there have never been, any officers or other employees of the Company who are or were concurrently directors, officers or employees of GEO. Charles R. Jones, the Company’s president and chief executive officer, resigned his position of senior vice president with GEO in connection with the Company’s formation and public offering. Likewise, Patrick T. Hogan, the Company’s former vice president and chief financial officer, resigned his position with GEO in connection with the Company’s formation and public offering. (The Company’s current senior vice president and chief financial officer, David J. Obernesser, has never been associated with GEO in any way.)

•	Similarly, Anthony P. Travisono, an independent member of GEO’s board of directors from 1994 to 1998, resigned his directorship with GEO in connection with his nomination to serve on the Company’s Board of Trustees at the time of its initial public offering.

Directors and Trustees. As noted in the Response Letter, GEO does not have, and has never had, the right to representation on our Board of Trustees and there are currently no members of the Company’s board that also serve on GEO’s board or as officers of GEO. The Proxy Statement and the Company’s other filings with the Commission disclose that there have been instances in the past where directors of TWC and/or GEO have also served as members of the Company’s Board of Trustees:

•	As noted above, following GEO’s initial public offering in 1994, a majority of its common shares continued to be owned by TWC and that George R. Wackenhut, TWC’s chairman, and Richard R. Wackenhut, TWC’s president and chief executive officer, served as members of GEO’s board of directors. At the time of the Company’s initial public offering, each of George and Richard Wackenhut were also nominated to serve on the Company’s Board of Trustees.

•	In May 2002, TWC (including its majority stake in GEO) was acquired by Group 4 Falck A/S of Denmark. Upon closing of the transaction, each of George and Richard Wackenhut resigned their directorships with GEO.

•	George Wackenhut nevertheless remained a trustee of the Company until his death in early 2004. His vacancy was filled by Donna Arduin, an independent trustee.

•	Richard Wackenhut also stayed on as a trustee of the Company following TWC’s acquisition and remains a valued independent trustee of the Company today.

•	At the time of the Company’s initial public offering, Dr. George C. Zoley, then GEO’s chief executive officer, was nominated to serve as the Company’s chairman of the board. In September 2002, he too resigned from the Company’s board and his position was assumed by Robert R. Veach, Jr., an independent trustee and current chairman of the board.

Accordingly, while for a period of time between 1998 and 2002, three of members of the Company’s Board of Trustees were also directors of GEO, the Company does not believe that this informs a current analysis of “control” in any way for purposes of Rule 12b-2 under the Exchange Act. The last GEO-affiliated director resigned from the Company’s Board of Trustees over four full years ago and at no time since have the two companies had a director/trustee in common, nor any officers or employees in common. The facts and circumstances here are thus very different from those before the Commission in Technology for Communications International, Inc. (available February 22, 1988), where two interlocking directorships were resigned a matter of months before the two relevant companies entered into a merger agreement.

Conclusion. In light of all the foregoing, the Company does not believe that GEO is, or at any time in recent years was, in “possession, direct or indirect, of the power to direct or cause the direction of the management and policies” of the Company. As noted above, the Response Letter sets forth many additional details relating to the independent operations of the Company and GEO, and of the robust “market-check” process leading up to the merger agreement to which the Proxy Statement relates. Accordingly, the Company does not believe that GEO

“controls” the Company for purposes of Rule 12b-2 under the Exchange Act and respectfully submits that GEO is thus not an “affiliate” of the Company for purposes of Rule 13e-3 thereunder.

* * * * * *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1760 or Gil Menna at (617) 570-1433.

Very truly yours,

/s/ Yoel Kranz
Yoel Kranz

cc:	Charles R. Jones

David J. Obernesser

CentraCore Properties Trust

Owen Pinkerton

Securities and Exchange Commission

Gilbert G. Menna

Goodwin Procter LLP

goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

VIA EDGAR AND VIA FACSIMILE TRANSMISSION

November 9, 2006

David H. Roberts

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	CentraCore Properties Trust — Preliminary Proxy Statement on Schedule 14A filed with the Commission on October 25, 2006 (File No. 001-14031)

This letter is submitted on behalf of CentraCore Properties Trust (the “Company”) in response to a comment received on November 8, 2006 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s preliminary Schedule 14A information filed with the Commission on October 25, 2006 (the “Proxy Statement”). For reference purposes, the relevant text of the Staff’s comment has been reproduced below.

Comment: Please advise us why you believe that The GEO Group, Inc. is not an affiliate within the meaning of Rule 13e-3 of the Securities Exchange Act of 1934. Please note that Rule 13e-3 defines an affiliate as a person that directly or indirectly controls or is controlled by the person specified. Control is defined as having “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person…by contract or otherwise”. In this regard we note that The GEO Group, Inc. was a co-registrant in your initial public offering and that eleven of the thirteen properties owned by you were leased to The GEO Group, Inc. in a series of sale-leaseback transactions. Finally, we note the right of first refusal to which The GEO Group, Inc. is entitled to under the master lease. Alternatively, file a Schedule 13E-3.

Response: We believe The GEO Group, Inc. (“GEO”) is not an affiliate of ours within the meaning of Rule 13e-3 under the Securities Exchange Act of 1934 (the “Exchange Act”) since it neither directly nor indirectly has the power to direct or cause the direction of our management or policies. In this regard, we note the following facts, which we believe are important to an initial understanding of the nature of our relationship with GEO:

•	GEO does not have the right to representation on our Board of Trustees and does not in fact have any such representation;

•	To our knowledge, GEO does not beneficially own any shares of our outstanding capital stock and there is no contract or other arrangement whereby GEO has the right to exercise voting power with respect to any shares of our capital stock; and

•	GEO does not have the right to direct or cause the direction of our management in any capacity and does not in fact so direct or cause the direction of our management.

As an operational matter, we note further that each agreement that we have entered into with GEO subsequent to our initial public offering in 1998 has been negotiated robustly and at arm’s length, with independent representation by counsel on each side. Specifically, with respect to the Agreement and Plan of Merger between us and GEO and its subsidiary, and to which the Proxy Statement relates, we note that:

•	The merger agreement was the result of a strategic alternatives process undertaken by us over a period of many months that involved many third-party bidders, both public and private companies;

•	As described in detail in the Proxy Statement, our Board of Trustees approved our entering into the merger agreement with GEO only after many rounds of vigorous, arm’s length negotiations; and

•	Members of our senior management will not be employed by GEO or its subsidiaries following consummation of the proposed merger, nor will any member of our Board of Trustees or any employee retain an equity interest in the surviving entity following consummation of the proposed merger.

We do not believe that our close business relationship with GEO over the years should be construed, in and of itself, to imply a measure of “control” by GEO for purposes of Rule 12b-2 under the Exchange Act. GEO was a co-registrant in our initial public offering due to the fact that the proceeds of the offering were contemporaneously used by us to purchase eight correctional facilities from GEO. As noted in the Staff’s letter, we subsequently completed three additional sale-leaseback transactions with GEO, but each of these was negotiated at arm’s length. Over the years since our inception we have entered into significant transactions with correctional facility operators other than GEO, indeed, in some cases, with competitors of GEO. In addition to our Delaney Hall and Mesa Verde facilities, which are currently leased to operators other than GEO, in 2001, we entered into significant sale-leaseback transactions with the State of North Carolina (which exercised its right to purchase these facilities from us in 2004). While GEO is indeed our largest tenant, leasing 11 of our current 13 facilities, as noted above there is nothing in any of the agreements we have with GEO permitting or inviting GEO to direct or cause the direction of our management or business, nor is there in practice any such direction. We and GEO function as two completely independent companies, each seeking to maximize value for our respective shareholders, and our interests directly conflict with GEO’s in this regard more often than not. We particularly note that:

•	In our role as a provider of financing for public use facilities, we have often submitted proposals to governments and municipalities that directly compete with proposals for the same facility made by GEO;

•	Likewise, we have often offered financing to direct competitors of GEO and in fact financed facilities operated by some of these competitors, as above;

•	We have opposed GEO and proposals by GEO in many instances during public hearings and in legislative settings relating to development and financing for correctional facilities; and

•	Our chief executive officer and other members of senior management have repeatedly, and publicly, stated our intention to pursue transactions with operators other than GEO. Over the years we have elected to forego pursuing some business opportunities with GEO due, at least in part, to our goal of diversifying our asset base away from GEO.

In this regard, we supplementally bring to the Staff’s attention the public discourse relating to GEO’s March 13, 2006 announcement during its fourth quarter 2005 earnings conference call. As reported in the media and as detailed in our subsequent filings with the Commission, GEO announced that, among other things, it did not intend to pursue additional transactions with us and was considering not renewing some or all of its leases with us coming due in 2008. We subsequently advised and confirmed to the market that we were confident of finding alternative profitable uses for the relevant GEO-leased properties and that we were confident in the viability of our business plan with or without GEO as a significant tenant.

The Staff’s letter also notes GEO’s right of first refusal under the master lease between us and GEO. We respectfully submit that GEO’s right of first refusal under the master lease does not impact an analysis of “control” for purposes of Rule 12b-2 or of “affiliate” for purposes of Rule 13e-3. Under the terms of the master lease, GEO has the right of first refusal upon the proposed sale by us of a property that they lease from us. This is a customary right bargained for by tenants under triple net leases, particularly in the context of specialty properties such as correctional facilities. Each of the leases we have (and have had) with our tenants other than GEO also include(d) a right of first refusal or similar purchase option. Nothing in the GEO master lease or any other agreement we have with GEO operates to give the GEO the right to wield its right of first refusal so as to influence or direct our management and policies. If we receive an offer to purchase an asset that we currently lease to GEO and our Board of Trustees determines that the offered price and terms are favorable for our shareholders, our obligation to GEO is simply to give it the right to match that offer within the specified time period. GEO’s right of first refusal is thus a restriction on transfer that attaches to individual properties upon our individual decision to sell them – but does not affect how we run our company or operate our business as a whole and does not impact our ability to sell or merge our company as a whole.

In this regard it is worthwhile to note that, as more fully described in the Proxy Statement, the second-highest bidder in our strategic alternatives process (with whom we had negotiated a full draft merger agreement and with whom we very likely would have entered into a definitive agreement if not for the higher price offered to our shareholders by GEO), had thoroughly reviewed our agreements with GEO, including the master lease, and concluded that GEO’s rights thereunder were not an impediment to a sale of our company and such bidder was in fact willing to assume effectively all risk associated with any of these rights. This bidder was in fact able and willing to acquire our company irrespective of whether GEO remained as one of our significant tenants.

In light of all the foregoing, we respectfully submit that GEO does not “control” our company for purposes of Rule 12b-2 under the Exchange Act and is thus not an “affiliate” of our company for purposes of Rule 13e-3 thereunder.

* * * * * *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1760.

Very truly yours,

/s/ Yoel Kranz
Yoel Kranz

cc:	Charles R. Jones

David J. Obernesser

        CentraCore Properties Trust